EXHIBIT 12.1

TEXTRON INC.

MANUFACTURING GROUP

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(Unaudited)

(In millions except ratios)

	Year
	2013	2012	2011	2010	2009
Fixed charges:
Interest expense*	$122	$150	$177	$176	$153
Estimated interest portion of rents	31	32	30	29	31

Total fixed charges	$153	$182	$207	$205	$184

Income:
Income (loss) from continuing operations before income taxes	$674	$841	$337	$86	$(149)
Fixed charges	153	182	207	205	184
Dividends received from Finance group	175	345	179	505	349
Capital contributions paid to Finance group under Support Agreement	—	(240)	(182)	(383)	(270)
Eliminate pretax loss (income) of Finance group	(49)	(64)	333	339	307

Adjusted income	$953	$1,064	$874	$752	$421

Ratio of income to fixed charges	6.23	5.85	4.22	3.67	2.29

*              Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits which is included in income tax expense.